July 2, 2020

Ms. Ashley Vroman-Lee

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust

Towpath Focus Fund

File Nos. 333-135714 and 811-21927

Dear Ms. Vroman-Lee:

On May 12, 2020, MSS Series Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of the Towpath Focus Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on June 17, 2020, except as indicated below.  Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

PROSPECTUS

Fee Table

1.

Comment. Please ensure that the expiration date of the expense limitation agreement contemplated in footnote 3 of the Fee Table is at least one year from the effectiveness of the Fund’s prospectus.

Response. The Registrant has revised the footnote to reflect the current expiration date of the expense limitation agreement, which is one year from the date of effectiveness of the Fund’s prospectus.

Principal Investment Strategy

2.

Comment. Please confirm if the Fund anticipates a high turnover rate for its portfolio. If so, please add applicable disclosure here and in the corresponding risk sections.

Response. The Registrant confirms that the Fund does not anticipate a high turnover rate and therefore no additional disclosure has been added.

3.

Comment. With regard to sector analysis, please specifically disclose any known sectors in which the Fund intends to invest.

Response. The Registrant notes that the Fund does not intend to focus in any particular sector and respectfully declines to add any additional disclosure.

Principal Investment Risks

4.

Comment. Please revise the order of each Fund’s principal investment risks so that they appear by order of importance most likely to affect the Fund’s NAV, yield, and total return rather than alphabetical.

Response. The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

Performance

5.

Comment. Please supplementally disclose what the Fund’s intended benchmark will be.

Response. The Fund’s intended benchmark will be the Russell 3000 Total Return Index.

Portfolio Manager

6.

Comment. Please add disclosure to state, if accurate, that the portfolio manager is primarily responsible for the day to day management of the Fund. Please apply this comment to portfolio manager disclosure in Item 10 as well.

Response. The Registrant has revised the disclosure in questions as follows (italicized language added to indicate new disclosure):

Item 5: Mr. Oelschlager has been the portfolio manager of the Fund, and primarily responsible for its day to day management, since its inception in December 2019.

Item 10: Mark Oelschlager, CFA has been the portfolio manager of the Fund, and primarily responsible for its day to day management, since its inception in December 2019.

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Principal Investment Strategy

7.

Comment. The Staff notes that the principal investment strategy disclosure in Item 4 is identical to that disclosed in Item 9. Please revise so that the disclosure in Item 4 is a summary of the strategies disclosed in Item 9.

Response. The Registrant notes that the Fund’s Item 4 and Item 9 disclosures are not identical. While similar, the Fund’s Item 4 disclosure, as required by Form N-1A, is a summary of the disclosure found in Item 9.

Prior Performance

8.

Comment. Please supplementally explain any differences in the strategies and risks of the Prior Fund as compared to the Fund.

Response. The Registrant confirms that, during the period of time in which Mr. Oelschlager served as sole portfolio manager, there are no material differences between the strategies and risks of the Prior Fund and the Fund.

9.

Comment. Please confirm that the Prior Fund was the only account managed my Mr. Oelschlager during the time period depicted in this disclosure.

Response. Mr. Oelschlager managed several other registered funds while working for his previous registered investment advisory firm during the time period depicted for the Prior Performance. However, the Prior Fund was the only fund that used materially the same investment strategy and corresponding investment risks as the Fund. Therefore, pursuant to the No-Action relief granted by Bramwell Growth Fund, File No. 811-8456, the Registrant believes that it is appropriate to include the performance of the Prior Fund.

10.

Comment. Please confirm if the expenses of the Prior Fund were lower than the expenses of the Fund. If not, please revise to specifically disclosure that the expenses of the Prior Fund were higher than those of the Fund. If the expenses of the Prior Fund were lower, please add disclosure specifically stating that the use of the Fund’s expense structure would have lowered the performance of the Prior Fund.

Response. The Registrant has replaced the following language within the “Portfolio Manager Prior Performance” section: “The Prior Fund’s total expenses may have been higher or lower than those of the Towpath Focus Fund for certain periods shown.

Accordingly, the performance shown below would have been higher or lower had the Prior Fund been subject to the expenses estimated for the Towpath Focus Fund during such periods” – with the following:

For certain, but not all, periods during the time frame in which Mr. Oelschlager served as the sole portfolio manager, the Prior Fund’s expenses were higher than those of the Fund. Accordingly, with the Fund’s expense structure, the performance during such periods would have been higher than it was. During the periods in which the Prior Fund’s expenses were lower than the Fund, performance of the Prior Fund would have been lower than depicted due to the Fund’s higher expenses.

11.

Comment. Please, supplementally, prior the Staff with the full name of the Prior Fund and a link to that fund’s registration statement.

Response. The Prior Fund is the Pin Oak Equity Fund. The latest registration statement of the Prior Fund can be found here:

Prior Fund Registration Statement

12.

Comment.  Supplementally, please explain if Mr. Oelschlager has the same degree of discretion in managing the Fund as he did in managing the Prior Fund. If not, please describe any differences.

Response. The Registrant confirms that Mr. Oelschlager has the same degree of discretion in managing the Fund as he did in managing the Prior Fund.

Statement of Additional Information

13.

Comment. With regard to the Fund’s concentration policy, please disclose that the Fund will consider the holdings of any underlying funds in which it invests when determining compliance with the policy.

Response. The Registrant notes that it is not aware of a requirement to consider the concentration policies of an underlying investment company in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. The Registrant further notes that the Fund’s adviser would not have access to an unaffiliated underlying fund’s current portfolio holdings information at the time of investment. Notwithstanding the foregoing, the Registrant confirms that, to the extent an underlying investment company has adopted a fundamental policy to concentrate in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy

Part C

14.

Comment. Please provide a new legal opinion with the subsequent 485(b) filing for the Fund if applicable.

Response. A legal opinion was filed with respect to the Fund on December 19, 2019. The Registrant will file a consent from counsel to incorporate that opinion by reference.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter